Safe-T Group Ltd.

8 Abba Eban Ave.

Herzliya, 4672526 Israel

          April 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Safe-T Group Ltd. (CIK 0001725332)
Registration Statement No. 333-237629 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Safe-T Group Ltd. (the “Registrant”) hereby withdraws its request submitted on April 17, 2020 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”) on April 21, 2020, at 5:00 p.m., Eastern Time.

Further, pursuant to Rule 461 of the Securities Act, the Registrant hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective on April 20, 2020, at 5:00 p.m. Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Safe-t group LTD.

By:	/s/ Shachar Daniel
Shachar Daniel Chief Executive Officer